UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended September 30, 2003

ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576-4000
__________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Holdings, LLC (EHLLC)	Energy related business	November 3, 1997	Delaware	100%	Holding company investing in miscellaneous energy related companies.

Entergy Thermal, LLC (Entergy Thermal)	Energy related business	January 28, 1999	Delaware	100%	Production, sale, and distribution of thermal energy products.

Entergy Power RS LLC (EPRS)	Energy related business	February 25, 1999	Delaware	100%	Holding company investing in qualifying facilities.

RS Cogen, LLC (RS Cogen)	Energy related business	March 25, 1999	Louisiana	50%	Ownership and operation of qualifying facilities

TLG Services, Inc. (TLG)	Energy related business	December 30, 1986	Connecticut	100%	Provide field services for the decommissioning of fossil and nuclear plants.

Entergy Solutions Ltd. (ESLTD)	Energy related business	August 30, 2000	Texas	100%	Provide competitive energy service and electric sales.

Entergy-Koch Trading, LP (EKTLP)	Energy related business	January 25, 2001	Delaware	50%	Energy marketing and brokering.

EWO GP LLC (EWOGP)	Energy related business	October 30, 2000	Delaware	100%	Holding company investing in energy commodity brokering and related services.

EWO Marketing, LP (EWOM)	Energy related business	October 30, 2000	Delaware	100%	Energy marketing and brokering.

Entergy Solutions Select Ltd. (ESOLS)	Energy related business	March 2, 2001	Texas	100%	Price-to-Beat retail electric provider.

ITEM 1 - ORGANIZATION CHART - Continued
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Solutions Essentials Ltd. (ESSEN)	Energy related business	June 4, 2001	Texas	100%	Provider of Last Resort retail electric provider.

Entergy Thermal-UNO, LLC (Entergy Thermal-UNO)	Energy related business	July 16, 2001	Delaware	100%	Production, sale, and distribution of thermal energy products.

Entergy Nuclear PFS, Inc. (ENPFS)	Energy related business	February 15, 2002	Delaware	100%	Holding company for investment in Private Fuel Storage, LLC.

Private Fuel Storage LLC (Private Fuel Storage)	Energy related business	February 21, 2002	Delaware	9.9%	Development of a spent nuclear fuel storage facility.

Tradespark	Energy related business	-	Delaware	Non-voting securities only	Electronic commodity marketplace for North America wholesale transactions in energy-related physical and financial products.

Entergy Solutions Supply Ltd. (ESSLT)	Energy related business	August 30, 2000	Texas	100%	Provider of wholesale energy and energy supply acquisition services to retail electric providers.

Entergy Nuclear Environmental Services, LLC (ENES)	Energy related business	December 10, 2002	Delaware	100%	Formed to provide environmental remediation services for nuclear facilities.

ITEM 1 - ORGANIZATION CHART - Concluded
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

SOURCEONE, INC. (SOURCEONE)	Energy related business	February 16, 2000	Delaware	Non-voting securities only	Energy management services and energy commodity marketing services

EnerSea Transport, LLC (EnerSea)	Energy related business	March 14, 2001	Texas	~ 1%	Compressed natural gas marine transportation and storage system

* The system companies that directly or indirectly hold securities of each reporting company are set forth in Exhibit 1 to Entergy Corporation's Rule 24 Certificate for the three month period ended September 30, 2003, filed in File No. 70-9123.

EHLLC Activities

During the quarterly period ended September 30, 2003, EHLLC acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

During the quarterly period ended September 30, 2003, Entergy Thermal owned and operated a district cooling and heating system in New Orleans, Louisiana.

EPRS Activities

During the quarterly period ended September 30, 2003, EPRS engaged in the ownership of a 50% interest in RS Cogen.

RS Cogen Activities

During the quarterly period ended September 30, 2003, RS Cogen owned and operated a 425 MW cogeneration facility in Louisiana, constituting a QF under PURPA.

TLG Activities

During the quarterly period ended September 30, 2003, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities

During the quarterly period ended September 30, 2003, ESLTD engaged in the purchasing of power on the ERCOT imbalance market for its Texas customers.

EKTLP Activities

During the quarterly period ended September 30, 2003, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities

During the quarterly period ended September 30, 2003, EWOGP acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities

During the quarterly period ended September 30, 2003, EWOM engaged in the business of marketing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third-party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESOLS Activities

&#During the quarterly period ended September 30, 2003, ESOLS was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESSEN Activities

During the quarterly period ended September 30, 2003, ESSEN was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities

During the quarterly period ended September 30, 2003, Entergy Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.

ENPFS Activities

During the quarterly period ended September 30, 2003, ENPFS acted as a holding company for Entergy's 12.9% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities

During the quarterly period ended September 30, 2003, Private Fuel Storage continued efforts relating to obtaining a Nuclear Regulatory Commission license for a proposed spent nuclear fuel storage facility.

Tradespark Activities

During the quarterly period ended September 30, 2003, Tradespark operated as an electronic commodity marketplace for North America wholesale transactions in energy-related physical and financial products.

ESSLT Activities

During the quarterly period ended September 30, 2003, ESSLT provided energy supply acquisition services to retail electric providers.

ENES Activities

During the quarterly period ended September 30, 2003, ENES was in its formative stage and in the future intends to provide environmental remediation services for nuclear facilities.

SOURCEONE Activities

During the quarterly period ended September 30, 2003, SOURCEONE provided energy management services and energy commodity marketing services.

EnerSea Activities

During the quarterly period ended September 30, 2003, EnerSea marketed a compressed natural gas marine transportation and storage system called VOTRANS (Volume-Optimized Transport System). VOTRANS is an ocean-going gas delivery service system comprised of large diameter pipes contained within insulated structures integrated onto specially designed and constructed ships.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security

N/A	N/A	-0-	N/A	-0-	N/A	N/A	-0-

Company contributing capital	Company receiving capital	Amount of capital contribution
Entergy Retail Holding Company (ERHC)	ESLTD	$ 7,643,398

ERHC	ESSLT	$ 9,207,000

Entergy Retail Texas, Inc. (ERTI)	ESLTD	$ 77,206

ERTI	ESSLT	$ 93,000

Entergy PTB Holding Company	ESOLS	$ 297,000

Entergy Select LLC (ESELE)	ESOLS	$ 3,000

EWO Marketing Holding, LLC (EWOMH)	EWOGP	$ 20,000

EWOGP	EWOM	$ 20,000

EWOMH	EWOM	$ 1,980,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EPRS	RS Cogen	Management, administrative, tax, and accounting services	$ 77,613	$ -0-	N/A	$ 77,6131

ESSLT	ESLTD	Energy supply acquisition services	$ 1,147,274	$ -0-	N/A	$1,147,274

EKTLP	EWOM	Energy commodity marketing services	$ 673,884	$ -0-	N/A	$ 673,884

EKTLP	EWOM	Professional services and back office support	$ 219,430	$ -0-	N/A	$ 219,430

EKTLP	Entergy-Koch Trading Ltd. (UK)	Same as above	$ 23,550	$ -0-	N/A	$ 23,550

EWOM	Entergy Power, Inc.	Energy commodity marketing services	$ 208,538	$ -0-	N/A	$ 208,538

EWOM	Entergy Power Warren Corp. I	Energy commodity marketing services	$ 208,538	$ -0-	N/A	$ 208,538

1  These services were provided on a basis other than "at cost," pursuant to the Commission's
    December 20, 2002 order (HCAR No. 27626).

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	EWOM	Professional services and back office support	$ 129,336	$-0-	N/A	$ 129,336

EEI	EHLLC	Same as above	$ 38,350	$ -0-	N/A	$ 38,350

EEI	Entergy Thermal	Same as above	$ 311,472	$ -0-	N/A	$ 311,472

EEI	Entergy Thermal-UNO	Same as above	$ 6,036	$ -0-	N/A	$ 6,036

EEI	ESLTD	Same as above	$1,444,384	$ -0-	N/A	$1,444,384

EEI	TLG	Same as above	$ 119,335	$ -0-	N/A	$ 119,335

EEI	EPRS	Management, administrative, tax, and accounting services	$ 123,618	$ -0-	N/A	$ 123,618

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Professional services and back office support	$1,869,734	$ -0-	N/A	$1,869,734

Entergy-Koch LP	EKTLP	Same as above	$1,152,249	$ -0-	N/A	$1,152,249
past betwe
ENI	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$234,777	$ -0-	N/A	$234,777

Entergy Nuclear Operations, Inc.	TLG	Same as above	$271,624	$-0-	N/A	$271,624

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2003	$17,673,183,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,650,977,450	Line 2
Greater of $50 million or line 2	2,650,977,450	Line 3

Total current aggregate investment:
Energy management services (SOURCEONE)	996,084
Energy marketing and brokering (ESLTD, EKTLP, EWOGP, EWOM, ESOLS, ESSEN, Tradespark, and ESSLT)	587,039,470
Energy related technical and similar services (EHLLC, Entergy Thermal, Entergy Thermal - UNO, TLG, ENES, and EDEH)	58,769,942
Development and ownership of QFs (EPRS and RS Cogen)	193,800,000
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (ENPFS, Private Fuel Storage, and EnerSea)	877,000
Total current aggregate investment	841,482,496	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,809,494,954	Line 5

ITEM 5 - OTHER INVESTMENTS
Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

    Certificate of filing of Form U-9C-3 for the 2nd Quarter of 2003 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Entergy Corporation
By: /s/ C. John Wilder
C. John Wilder Executive Vice President and Chief Financial Officer

Dated: November 21, 2003